Exhibit 99.1







                      NORTH EUROPEAN OIL ROYALTY TRUST


               ESTIMATE OF REMAINING PROVED PRODUCING RESERVES
                        IN THE NORTHWEST BASIN OF THE
                         FEDERAL REPUBLIC OF GERMANY
                            AS OF OCTOBER 1, 2003
                                    AND
                  CALCULATION OF COST DEPLETION PERCENTAGE
                           FOR 2003 CALENDAR YEAR


































RALPH E. DAVIS ASSOCIATES, INC.
HOUSTON, TEXAS                                              DECEMBER, 2003









                    T A B L E   O F   C O N T E N T S




Discussion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

Description of Holdings . . . . . . . . . . . . . . . . . . . . . . . . . 1

Oldenburg Area - Sales and Reserves . . . . . . . . . . . . . . . . . . . 3

Total Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

Gross Reserves  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

Net Reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3-4

Limitations of Available Data . . . . . . . . . . . . . . . . . . . . . . 4

Calculation of Cost Depletion Percentage  . . . . . . . . . . . . . . . . 5

Certificate of Qualification  . . . . . . . . . . . . . . . . . . . . . . 7

Attachment A:
     Reserve Summary and Five Year Net Sales History  . . . . . . . . . . 8

Attachment B:
     Calculation of Cost Depletion Percentage . . . . . . . . . . . . . . 9



































                      Ralph E. Davis Associates, Inc.

                  Consultants - Petroleum and Natural Gas
                     1717 St. James Place, Suite 460
                          Houston, Texas 77056

                             (713) 622-8955




                                                           December 16, 2003



The Trustees of
North European Oil Royalty Trust
P. O. Box 456
Red Bank, New Jersey 07701


Gentlemen:


          In accordance with your request, we have prepared a report of the estimated remaining proved producing reserves attributable to the overriding royalty interest of North European Oil Royalty Trust (the "Trust" or "NEORT") in the Northwest German Basin of the Federal Republic of Germany as of October 1, 2003. The proved producing reserves are as of October 1, 2003 and the reported sales are for the twelve month period ending September 30, 2003. The use of the period ending September 30, 2003 is consistent with prior years and allows the timely calculation of the royalty reserves and the cost depletion percentage for the calendar year.

          In addition, based on the information contained in the first part of this report, we have performed the calculations necessary to derive the cost depletion percentage for the 2003 calendar year. As detailed in Attachment B, the cost depletion percentage for the 2003 calendar year for Trust unit owners is equal to 9.4652% of their cost base as of January 1, 2003.


                           DESCRIPTION OF HOLDINGS
                           -----------------------

          The Trust holds various overriding royalty rights on sales of gas, sulfur and oil from certain concessions and leases in the Federal Republic of Germany. The Oldenburg concession (1,398,000 acres), covering virtually the entire former State of Oldenburg and located in the State of Lower Saxony, is held by Oldenburgische Erdolgesellschaft ("OEG"). OEG in turn is owned by Mobil Erdgas-Erdol GmbH ("Mobil Erdgas"), the German subsidiary of ExxonMobil Corp. and BEB Erdgas und Erdol GmbH ("BEB"), a joint venture of ExxonMobil Corp. and the Royal Dutch Group. As a result by direct and indirect ownership, ExxonMobil Corp. owns two-thirds of OEG and the Royal Dutch Group owns one-third of OEG.





North European Oil Royalty Trust                           December 16, 2003
                                                                      Page 2


          The Oldenburg concession is the major source of royalty income for the Trust. Although the Trust has interests in other producing areas, reserves and net sales for these areas are no longer used in the calculation
of the annual cost depletion percentage.   While the Trust continues to
receive royalty payments from some of these interests, these royalties represent less than one (1) percent of the Trust's total royalties and the expenses involved in the determination of reserve estimates for these interests are not warranted by the royalties received. The exclusion of these reserves does not have a material effect on the calculation of the cost depletion percentage. We will continue to monitor the quarterly statements and if increases are noted that could materially add reserves to the Trust, we will resume estimating future reserves.

          1. In 2002 Mobil Erdgas and BEB formed a new company
             ExxonMobil Production Deutschland GmbH ("EMPG") to carry out all exploration, drilling and production within the Oldenburg concession. All sales activities are still handled by either Mobil Erdgas or BEB.

               (a) Under one series of rights covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil and condensate. Under the royalty agreement with Mobil Erdgas there is no deduction of costs prior to the calculation of royalties from gas well gas or oil well gas, which together account for approximately 99% of all the royalties under said agreement. The Trust also receives from Mobil Erdgas a 2% royalty payment on gross receipts of sales of sulfur obtained as a by-product of sour gas produced from the western part of Oldenburg.
                   The payment of the sulfur royalty is subject to an agreement which provides that if Mobil Erdgas' selling price is below the escalated base price, payment of royalties is deferred until such time as the selling price again exceeds the escalated base price. Throughout fiscal 2003, Mobil Erdgas' selling price was below the escalated base price. We will continue to monitor this situation, but until the point that Mobil Erdgas' selling price again exceeds the escalated base price, reserves subject to this royalty will not be included in overall reserve calculations.

               (b) Under another series of rights covering the entire
                   Oldenburg concession and pursuant to an agreement with OEG (the "OEG Agreement"), the Trust receives royalties at the rate of 0.6667% on gross receipts from sales of gas well gas, oil well gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less a certain allowed deduction of costs. Under the agreement previously reached with OEG, 50% of the field handling, treatment and transportation costs as reported for state
                   royalty purposes is deducted from gross sales receipts prior to the calculation of the royalty to be paid to the Trust.


North European Oil Royalty Trust                           December 16, 2003
                                                                      Page 3


                     OLDENBURG AREA -  SALES AND RESERVES
                     ------------------------------------

          The Trust's royalty income comes primarily from the Oldenburg area. Gas production accounts for the majority of the income; however, the hydrogen sulfide in much of the gas produced necessitates its removal before the gas can be sold. At the Grossenkneten desulfurization plant, the hydrogen sulfide in sour gas is removed. Following renovations and improvements to the plant in 1994 and again in 1996, the plant's input capacity has been increased from 536.4 million cubic feet ("MMcf") per day to its present capacity of 679.4 MMcf per day. A second desulfurization plant NEAG remains connected by pipeline with the transportation system of the Oldenburg concession but is currently being utilized only to a limited degree for the processing of gas from Oldenburg.


                                TOTAL SALES
                                -----------

          During the twelve months ending September 30, 2003 total sales for the Oldenburg area were as follows:

                                      WEST           EAST          TOTAL
                                      ----           ----          -----
     Gas Well Gas-MMcf               75,880        113,400        189,280
     Oil Well Gas-MMcf                   82             54            136
     Oil & Condensate-Barrels       126,133         82,980        209,113
     Sulfur-Short Tons              255,674        558,857        814,531


                               GROSS RESERVES
                               --------------

          Estimated gross remaining proved producing reserves attributable to the total Oldenburg area are as follows:

                                      WEST           EAST          TOTAL
                                      ----           ----          -----
     Gas Well Gas-MMcf              629,908      1,725,918      2,355,826
     Oil Well Gas-MMcf                  267            329            596
     Oil & Condensate-Barrels     1,835,979        899,000      2,734,979
     Sulfur-Short Tons            2,120,548      8,366,026     10,486,574



                              NET RESERVES
                              ------------

          To present an accurate picture of estimated proved producing reserves net to the Trust, the gross reserve figures outlined above must be modified by the impact of the different royalty rates in effect in the Oldenburg concession. A comparison of the Trust's overriding royalty rates in both the western and eastern areas of Oldenburg is as follows:





North European Oil Royalty Trust                           December 16, 2003
                                                                      Page 4



               Mobil Erdgas                  West          East
               ---------------            ----------    ----------
                    Gas & Oil                 4%            0%
                    Sulfur                    2%*           0%

               BEB
               ---------------
                    Gas & Oil              0.6667%**     0.6667%**
                    Sulfur                 0.6667%**     0.6667%**

     *Temporarily suspended. (See prior explanation.)

     **Prior to the calculation of royalties, 50% of costs as reported for state royalty purposes are deducted.


          The application of these royalty rates to the estimated gross remaining proved producing reserves attributable to the western and eastern Oldenburg areas yields the combined estimated proved producing reserves net to the Trust. The Trust's estimated remaining net proved producing reserves as of October 1, 2003 and net sales for the twelve month period ending September 30, 2003 are as follows:

                                            Reserves         Sales
                                            --------         -----
               Gas Well Gas-MMcf             39,141          4,141
               Oil Well Gas-MMcf                 11              3
               Oil & Condensate-Barrels      90,541          5,597
               Sulfur-Short Tons             54,728***       4,265***

         *** Note: At current price levels no royalties are being paid under the Mobil Erdgas sulfur royalty.


          A summary of net proved producing reserves by product and a five year history of net sales attributable to the royalty interests of the Trust are presented in Attachment A.


                      LIMITATIONS OF AVAILABLE DATA
                      -----------------------------

          The reserves considered in this report are defined as proved producing reserves. Proved producing reserves are limited to those quantities which can be expected to be recoverable commercially from known reservoirs at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods. Proved producing reserves do not include either proved developed non-producing reserves or any class of probable reserves.

          The reserve estimates were prepared using engineering methods generally accepted by the petroleum industry. The reliability of any reserve estimate is a function of the quality of available information and of engineering interpretation and judgment.



North European Oil Royalty Trust                           December 16, 2003
                                                                      Page 5


          The Trust, as an overriding royalty interest owner, does not receive proprietary data from the various operators on producing wells. Data, such as logs, core analysis, reservoir tests, pressure tests, gas analyses, geologic maps, and individual well production histories, which are used in volumetric and material balance type reserve estimates, are not available to the Trust.

          The Trust receives various monthly and quarterly statements from the operators that report production, sales and revenue data. Utilizing the same procedures as in prior years, this information plus published information received from W.E.G. (a German organization comparable to the American Petroleum Institute or the American Gas Association) has been used to prepare this annual report. In addition, the Trust retains a part-time consultant in Germany who is familiar with the German petroleum industry in general and the operating companies in particular. His periodic reports and communications are considered in the preparation of this report. We believe that reserve estimates prepared using all the available data represent realistic values. However, due to the limitations of available data, this estimate of reserves cannot have the same degree of accuracy that an estimate of reserves prepared using all pertinent data would have. Our experience in the evaluation of reserves using such limited data, including ten (10) years of experience working for the Trust, compensates somewhat for the limitations of available data.

     The data in the reports received by the Trust is in metric tons and cubic meters. The following Metric to English Unit conversion factors were used:

               Gas:     37.25 cubic feet per cubic meter at 14.7 psia
                        and 60 degrees Fahrenheit
               Oil:     7.23 barrels per metric ton
               Sulfur:  1.1 short tons per metric ton



                 CALCULATION OF COST DEPLETION PERCENTAGE
                 ----------------------------------------

          The categories of proved producing reserves considered in the calculation of the cost depletion percentage are oil, oil well gas, and gas well gas. Sulphur is a by-product of gas production and is not considered in the computation of total cost depletion percentage.

          For each category of reserves, a product base was established for the Trust as of January 1, 1976. Through the use of these product bases, we can account for the relative size of each of these categories of reserves and the corresponding impact on the calculation of the cost depletion percentage. The product base for each category of proved producing reserves is reduced annually by an adjustment that is calculated by multiplying the product base at the beginning of the current year by the depletion factor for that category of reserves. The depletion factor for each category of reserves is the ratio of the relevant net sales during the current year to the corresponding adjusted net proved producing reserves at the beginning of the current year.




North European Oil Royalty Trust                           December 16, 2003
                                                                      Page 6


          Significant items in the cost depletion percentage calculation that appear on Attachment B as specific item numbers, shown in parentheses, and their sources are as follows:

               The adjusted estimated net proved producing reserves as of 10/1/02 Line (3) is obtained by adding the estimated remaining net proved producing reserves as of 10/1/02 Line (1) and the adjustments to reserves during the period Line (2). Therefore Line (3) = Line (1) + Line (2).

               The depletion factor Line (6) for each category of proved producing reserves is obtained by dividing the relevant net sales Line (4) by the corresponding adjusted estimated net proved producing reserves as of 10/1/02 Line (3). Therefore Line (6) = Line (4) / Line (3).

               The product base for each category of proved producing reserves as of 1/1/02 Line (7) and the adjustment taken during 2002 Line (8) were obtained from the previous year's report. The product base as of 1/1/03 Line (9) forms the initial starting point for the calculation of the cost depletion percentage for the 2003 tax year. The product base for 1/1/02 Line (9) then is Line (7) - Line (8).

               The adjustment to the product base for each category of proved producing reserves Line (10) is used to reduce the product base as of the beginning of each year. This adjustment is the product of the depletion factor for each category of proved producing reserves Line (6) multiplied by the corresponding product base as of 1/1/03 Line (9). Therefore Line (10) = Line (6) x Line (9).

               The cost depletion percentage Line (11) then is the sum of the adjustment to the product base of each category of proved producing reserves [Sum Line (10)] divided by the sum of the product base for each category as of 1/1/03 [Sum Line (9)]. Therefore Line (11) = [Sum Line (10)] / [Sum Line (9)].


          The cost depletion percentage represents the total allowable cost depletion for the 2003 calendar year for the Trust's unit owners, expressed as a percentage of their cost base as of January 1, 2003.



                                          Sincerely yours,

                                          RALPH E. DAVIS ASSOCIATES, INC.

                                          /s/ Larry A. Barnett
                                          ----------------------------
                                              Larry A. Barnett, P.E.
                                              Senior Vice-President

LAB:sw



North European Oil Royalty Trust                           December 16, 2003
                                                                      Page 7


                          CERTIFICATE OF QUALIFICATION
                          ----------------------------


          I, Larry A. Barnett, Registered Professional Engineer, do hereby certify:


          1. That I am senior vice-president of the consulting firm of Ralph E. Davis Associates, Inc. with offices at 1717 St. James Place, Suite 460, Houston, Texas 77056.

          2. That I have prepared a reserve report on the interests of the North European Oil Royalty Trust in the Northwest Basin of the Federal Republic of Germany as of October 1, 2003.

          3. That I have no direct or indirect interest, nor do I expect to receive any direct or indirect interest, in the properties or in any securities of the North European Oil Royalty Trust.

          4. That I attended The University of Texas and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1958.

          5. That I am a Registered Professional Engineer in the State of Texas Registration Number 23399, and that I am a member in good standing of the Society of Petroleum Engineers, the Society of Petroleum Evaluation Engineers and the Society of Professional Well Log Analysts.

          6. That I have in excess of forty years experience in the evaluation of oil and gas properties in the United States, Canada, Mexico, South America and Germany, and that I have been practicing as a consultant in petroleum engineering and geology since 1985.



                                          RALPH E. DAVIS ASSOCIATES, INC.

                                            /S/ Larry A. Barnett
                                           ----------------------------
                                                Larry A. Barnett, P.E.
                                                Senior Vice-President

                               ATTACHMENT A

                     NORTH EUROPEAN OIL ROYALTY TRUST
              RESERVE SUMMARY AND FIVE YEAR NET SALES HISTORY


ESTIMATED NET PROVED PRODUCING RESERVES
---------------------------------------
AS OF OCTOBER 1, 2003
---------------------

                                  OLDENBURG

---------------------------------------------------------------------------

               Gas Well       Oil Well          Oil/Cond.       Sulfur
                 Gas            Gas
                 MMcf           MMcf             Barrels       Short Tons
              ---------      ----------        ----------      ----------

               39,141           11               90,541         54,728***

    ***Note: At current prices, no royalties are presently being paid under the Mobil Erdgas sulfur royalty.

FIVE YEAR NET SALES SUMMARY
---------------------------
12 MONTHS ENDING SEPTEMBER 30
-----------------------------

                                  OLDENBURG

---------------------------------------------------------------------------

               Gas Well       Oil Well          Oil/Cond.       Sulfur
                 Gas            Gas
                 MMcf           MMcf             Barrels       Short Tons
             ----------      ----------        ----------     ------------

    2003       4,141             3                5,597          4,265***
    2002       4,652             3                6,412          3,600***
    2001       5,159             7                7,205          4,667***
    2000       4,953             7                6,996          4,373***
    1999       5,047             8                7,415          3,744***



    ***Note: At current prices, no royalties are presently being paid under the Mobil Erdgas sulfur royalty.

                               ATTACHMENT B

                     NORTH EUROPEAN OIL ROYALTY TRUST
               CALCULATION OF TOTAL COST DEPLETION PERCENTAGE

                   For the Year Ending December 31, 2003

                                                   OLDENBURG
                                       -------------------------------------
                                       Gas Well     Oil Well
                                         Gas          Gas            Oil
                                         MMcf         MMCF         Barrels
                                       -------     ----------     ----------

NEORT NET RESERVES  (Million Cubic Feet of Gas and Barrels of Oil )
------------------------------------------------------------------

 1. Estimated remaining net proved
    producing reserves as of 10-1-02   44,463          20           73,499

 2. Adjustments to reserves
    during period                      -1,181          -6           22,639

 3. Adjusted est. net proved
    producing reserves
    as of 10-1-02                      43,282          14           96,138

 4. Net sales from 10-1-02
    to 9-30-03                          4,141           3            5,597

 5. Estimated remaining net proved
    producing reserves
    as of 10-1-03                      39,141          11           90,541

RESERVE DEPLETION FACTOR
-----------------------------

 6. Depletion factor                  0.09567        0.21429       0.05822

NEORT WEIGHTED PRODUCT BASE ALLOCATION
-------------------------------------------

 7. Product base as of 1-1-02         9.66194        0.02161       0.33405

 8. Less adjustments taken
    during 2002                       0.91514        0.00282       0.02680

 9. Product base as of 1-1-03         8.74680        0.01879       0.30725

 10. 2003 Adjustment
     to product base                  0.83685        0.00403       0.01789

 11. Cost depletion percentage for 2003 calendar year for Trust unit owners is equal to 9.4652 percent of their 1-1-03 cost base.

   Footnotes:

      Line (1) from reserves review as of 10-1-02
      Line (2) from reserves review as of 10-1-03
      Line (3) = Line (1) + Line (2)
      Line (4) from BEB and Mobil Erdgas statements
      Line (5) from reserves review as of 10-1-03
      Line (6) = Line (4) / Line (3)
      Line (7) from 2002 Depletion Calculations
      Line (8) from 2002 Depletion Calculations
      Line (9) = Line (7) - Line (8)
      Line (10) = Line (9) x Line (6)
      Line (11) = [Sum Line (10)] / [Sum Line (9)]